

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2020

Vincent Browne
Chief Executive Officer
Alternus Energy Inc.
One World Trade Center, Suite 8500
New York, New York 10007

>   **Re: Alternus Energy Inc.**
>   **Registration Statement on Form 10-12G**
>   **Filed August 13, 2019**
>   **File No. 000-56085**

Dear Mr. Browne:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: Peter DiChiara